Filed by TPB Acquisition Corporation I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lavoro Limited

Commission File No. 132-02855

Date: October 21, 2022

Leading Brazilian ag inputs retailer Lavoro and soil metagenomics leader Pattern Ag launch exclusive partnership to predict crop risks and nutrient deficiencies for farmers in Brazil

●	Lavoro is Brazil’s largest agricultural inputs retailer and one of the leading providers of agriculture biologics inputs; Pattern Ag’s unique soil metagenomics and digital agronomy platform predict crop risks and nutrient deficiencies, provide product recommendations to farmers

●	Under the partnership, Lavoro and Pattern Ag plan to deliver services to Latin American farmers that use DNA sequencing and software-based tools to help improve farm productivity, increasing crop yields while minimizing the costs, land, water, and carbon footprint

●	The multi-year agreement comes after Lavoro announced its intent to become the first US-listed pure-play Latin American agricultural inputs retailer through a business combination with TPB Acquisition Corporation I (TPBA)

●	Latest collaboration demonstrates potential synergies between Lavoro and TPBA’s sponsor The Production Board, the investment holding company that launched Pattern Ag

October 21, 2022 8:00 AM Eastern Daylight Time

SÃO PAULO & EMERYVILLE, CALIF. – (BUSINESS WIRE) -- Lavoro, Brazil’s largest agricultural inputs retailer, announced today a multi-year partnership with soil metagenomics and digital agronomy leader Pattern Ag to offer farmers in Brazil a groundbreaking service that will predict crop risks and nutrient deficiencies and offer specific product recommendations through a personalized software experience.

As Brazil’s largest agricultural inputs retailer and a trusted advisor to over 53,000 farmers through its footprint of over 190 retail stores, Lavoro is positioned to help bring this advantaged technology service offering to farmers across the country.

This strategic partnership expands Lavoro’s portfolio of digital tools and services for Brazilian farmers, a key growth driver for the company. With Pattern Ag, Lavoro plans to offer clients a digital agronomy platform that will map their fields, analyze their agronomy data, leverage applied metagenomics sequencing and soil chemistry analysis, and provide specific production application recommendations to clients, helping farmers improve yields, while minimizing their costs, land, water, and carbon footprint.

Founded with an initial investment from San Francisco-based investment holding company The Production Board, Pattern Ag’s first-of-its-kind automated metagenomics platform unlocks predictive, actionable insights so agronomists and their farmer clients can improve yields efficiently. Pattern Ag’s breakthrough metagenomics platform reads the DNA found in farmer’s fields to identify specific pests, diseases, and nutrient deficiencies.

A single teaspoon of soil can contain over a billion living microorganisms. DNA sequencing and software-based models can help unlock insights into how specific organisms are affecting the productivity of the soil and the farm. Just as genomics technology is rapidly becoming the front-line diagnostic test in human health, Pattern Ag is applying these same genomics techniques to understanding soil and plant health, giving farmers the ability to apply precision agricultural practices to their crop inputs, including pesticides, fertilizers, and emerging biologics applications.

Farmers in the United States who use Pattern Ag’s technology have slashed input costs and increased yield, boosting farm profits by up to $60 per acre. Pattern Ag is arming farmers with the technology and charting the economic model for them to integrate incremental regenerative practices into row crop farming.

Brazilian row-crop farmers are uniquely challenged by pest, disease, and fertilizer decisions, with significant pest pressure across the region while farmers typically operate two to three growing seasons per year.

“We are thrilled to partner with Lavoro and its Latin American farmer clients, who are embracing digital agronomy and are already supplementing traditional chemical crop inputs with biological solutions,” said Rob Hranac, CEO of Pattern Ag. “Lavoro is a trusted and technology-forward agronomic advisory leader across the world’s largest agriculture export market. Together, I’m confident we will accelerate productivity and sustainability gains, supporting the global food supply while minimizing the footprint of agriculture.”

A leading agricultural inputs retailer in Latin America

Sao Paulo-based Lavoro offers Latin American farmers a comprehensive portfolio of agriculture input products including seed, fertilizer, crop protection, emerging biologics and other specialty products. Lavoro’s technical sales representatives meet with more than 53,000 farmer clients to help plan their growing seasons, and purchase the right inputs specific to their needs, among other agronomic advisory services.

Lavoro’s vertically integrated crop inputs business, “Crop Care,” is a major supplier of biologics and specialty fertilizers in Brazil. Operating at the forefront of agriculture technology, the company’s portfolio of proprietary biologics enables farmers to protect their crops from disease, pests, and weeds without the carbon and environmental persistence of traditional agrochemicals – while simultaneously helping to boost soil health and farm profits.

Lavoro has distribution operations in Brazil and Colombia, and an emergent agricultural input trading company in Uruguay. The company announced plans last week to expand its coverage to Chile and Peru with the acquisition of NS Agro holding company.

“Together, we believe Lavoro and Pattern Ag can accelerate technology adoption and boost the Latin American agricultural sector’s productivity sustainably,” said Ruy Cunha, Lavoro CEO.

Lavoro and TPB: a shared vision for global food security

Lavoro announced in September its intent to become the first US-listed pure-play Latin American agricultural inputs retailer through a business combination with The Production Board’s (“TPB”) Special Purpose Acquisition Company, TPB Acquisition Corporation I (“TPB Acquisition Corp.”) (Nasdaq: TPBA).

The transaction aims to bring together The Production Board’s agriculture technology expertise and Lavoro’s portfolio of businesses and market penetration to help transform Latin America into a global breadbasket, improving global food security and sustainability.

Beyond the Pattern Ag partnership, TPB expects to support the acceleration of Lavoro’s digital agronomy and service offerings as a strategic advisor and through leadership and partnership development. TPB CEO and founder David Friedberg is expected to join Lavoro’s board of directors upon the close of the proposed business combination.

The transaction is expected to close in the fourth quarter of 2022, subject to the satisfaction of customary closing conditions (including the approval of the shareholders of TPB Acquisition Corp.). A new US publicly-listed entity is expected to be listed on the Nasdaq under the ticker symbol “LVRO.” Upon listing, Lavoro will become the first US-listed pure-play Latin American agricultural inputs retailer.

About Lavoro

Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs. Through a complete portfolio, Lavoro empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, with distribution operations in Brazil and Colombia, and an emergent agricultural input trading company in Uruguay. Lavoro’s 878 technical sales representatives meet with more than 53,000 customers on farms and at 193 retail locations multiple times per year to help them plan, purchase the right inputs, and manage their farming operations to optimize outcomes.

Learn more about Lavoro at www.lavoroagro.com.br.

About Pattern Ag

Founded in 2018, Pattern Ag envisions a future where conventional agricultural inputs are enhanced and eventually replaced by precision microbiome engineering, improving farm productivity and sustainability. Pattern Ag’s corporate office is headquartered in Emeryville, CA, with field teams throughout the Midwest. Pattern Ag uses analytics to help farmers optimize their spend on fertility and crop protection inputs while improving the long-term productivity of their land. To learn more, visit www.pattern.ag.

About The Production Board

Founded by David Friedberg, The Production Board is a venture foundry and investment holding company established to solve the most fundamental problems that affect our planet by reimagining global systems of production across food, agriculture, biomanufacturing, human health, and the broader life sciences. TPB builds businesses based on emerging scientific discoveries, partners with exceptional talent, and provides them with the capital, infrastructure and market insights needed to deliver meaningful improvement in the cost, energy, time, or carbon footprint of conventional systems. TPB is backed by leading strategic and financial investors, including Alphabet, Allen & Company LLC, Cascade, and funds and accounts managed by BlackRock, Baillie Gifford, Koch Disruptive Technologies, Counterpoint Global (Morgan Stanley), Foxhaven Asset Management, and Arrowmark Partners. Learn more about our work at www.tpb.co.

Additional Information and Where to Find It

The proposed business combination will be submitted to shareholders of TPB Acquisition Corp. for their consideration. Lavoro has filed a registration statement on Form F-4 (“the Registration Statement”), which includes a preliminary proxy statement to be distributed to TPB Acquisition Corp.’s shareholders in connection with TPB Acquisition Corp.’s solicitation for proxies for the vote by TPB Acquisition Corp.’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. TPB Acquisition Corp.’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with TPB Acquisition Corp.’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about TPB Acquisition Corp., Lavoro and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by SPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to: TPB Acquisition Corporation I, 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

TPB Acquisition Corp., Lavoro and their directors and executive officers may be deemed to be participants in the solicitation of proxies from TPB Acquisition Corp.’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of TPB Acquisition Corp. and Lavoro and information regarding their interests in the proposed business combination is set forth in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the growth of Lavoro’s business and its ability to realize expected results; the viability of Lavoro’s growth strategy, including with respect to its ability to transform the Latin American agricultural sector and consummate acquisitions; opportunities, trends and developments in the agricultural input industry, the expected benefits of the business combination; and the satisfaction of closing conditions to any business combination and any related financing. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro and TPB Acquisition Corp.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that shareholder approval will not be obtained; the risk that the transaction may not be completed by TPB Acquisition Corp.’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TPB Acquisition Corp.; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the proposed business combination agreement by the shareholders of TPB Acquisition Corp.; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination agreement; the effect of the announcement or pendency of the proposed transaction on Lavoro’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of Lavoro and potential difficulties in employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against Lavoro, TPB Acquisition Corp. or the combined company related to the proposed business combination agreement or the proposed transaction; the ability to maintain the listing of TPB Acquisition Corp.’s securities on a national securities exchange; the price of TPB Acquisition Corp.’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which TPB Acquisition Corp. plans to operate or Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting TPB Acquisition Corp.’s or Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the combined capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; changes in domestic and foreign business, market, financial, political and legal conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination agreement; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries and other risks and uncertainties indicated from time to time in the final prospectus of TPB Acquisition Corp. for its initial public offering and the proxy statement/prospectus filed by Lavoro relating to the proposed business combination or in the future, including those under “Risk Factors” therein, and in TPB Acquisition Corp.’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TPB Acquisition Corp. nor Lavoro presently know or that TPB Acquisition Corp. nor Lavoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect TPB Acquisition Corp.’s and Lavoro’s expectations, plans or forecasts of future events and views as of the date of this press release. TPB Acquisition Corp. and Lavoro anticipate that subsequent events and developments will cause TPB Acquisition Corp.’s or Lavoro’s assessments to change. However, while TPB Acquisition Corp. and the TPB Acquisition Corp. may elect to update these forward-looking statements at some point in the future, TPB Acquisition Corp. and Lavoro specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing TPB Acquisition Corp.’s or Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release and/or other information does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication and/or other information relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.

Contacts

For Lavoro:

Guilherme Nascimento

guilherme.augusto@lavoroagro.com.br +55 66 9 9911-3093

Fernanda Rosa

fernanda.rosa@lavoroagro.com +55 41 9 9911-2712

For Pattern Ag:

Natalie McCracken

Natalie@pattern.ag +1-708-220-4342

For TPB:

Rachel Konrad

rachel@tpb.co, +1-650-924-5471